MEDCAREERS GROUP, INC.

758 E Bethel School Road

Coppell, Texas 75019

December 7, 2015

Maryse Mills-Apenteng

Special Counsel

Office of Information Technologies and Services

Securities and Exchange Commission

Washington, DC

Re:	MedCareers Group, Inc.
Preliminary Information Statement on Schedule 14C
Filed November 25, 2015
File No. 000-55089

Maryse Mills-Apenteng:

We are in receipt of your comment letter dated December 2, 2015. This letter sets forth the Company's responses to comments from the staff (the “Staff”) of the Office of Information Technologies and Services contained in the Staff's letter regarding your review of the Preliminary Information Statement Schedule 14C, which was filed with the Commission on November 25, 2015.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1 to our Preliminary Information Statement on Preliminary Schedule 14C.

About this Information Statement

On what corporate matters did the principal stockholders vote?, page 3

1. We note your response to prior comment 1 and we are unable to concur with your assertion that the process by which you obtained the consents for the action described in the filing did not involve a solicitation within the meaning of Rule 14a-1(l). The exemption under Rule 14a-2(b)(2), by its terms, applies to solicitations “made otherwise than on behalf of the registrant.” Here, the Information Statement is being furnished by the Board of Directors of MedCareers Group, Inc. to the stockholders and is therefore considered a solicitation “on behalf of the registrant.” As such, the exemption does not apply to your filing. Further, that rule does not provide an exclusion from the definition of solicitation for requests that are based on regular communications with longtime investors. It appears therefore that you should file a preliminary proxy statement on Schedule 14A. Please revise accordingly or advise.

Our contention remains that consent was not a result of a solicitation as defined by Rule 14a. However, in the event it was deemed a solicitation, we again state that the action was the result of a solicitation by an existing shareholder, acting in their own interest, and the number of persons solicited was limited to 7, which is allowed under the “Ten Man Rule” stated in Rule 14a-2(b)(2). Furthermore, our Information Statement cannot be deemed a solicitation in and of itself as the consent has already occurred and we have explicitly stated that that filing was not a solicitation. Schedule 14C as promulgated under Rule14c, is an information statement, provided by Company on behalf of those consenting shareholders, and is explicitly not a solicitation. Specifically, Rule 14c-2(a)(1) states that an information statement shall be transmitted by the registrant to every security holder of the class that is entitled to vote or give an authorization or consent in regard to any matter to be acted upon and from whom proxy authorization or consent is not solicited on behalf of the registrant pursuant to section 14(a) of the Act.

In the present case, no solicitation is occurring by the publication of the Preliminary Schedule 14C. Instead, the Information Statement, filed pursuant to Rule 14c, generally, is informing the shareholders at large of the consent of the majority of shareholders which has already occurred. Per the disclosures stated therein, a majority of the shareholders, representing 50.4% of the issued and outstanding common capital stock of the Company consented to the Action on November 24, 2015. No addition consent is being sought. Furthermore, the heading of management’s letter on page 2 states explicitly in bold, upper case letters that “WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.”

Per our previous response to your comment number 1, the action was sought by a shareholder, Union Capital, LLC, who solicited, the other 6 shareholders, including members of management in their capacity as shareholders. The request by Union Capital, LLC was specific and was not as a result of “regular communications of longtime investors.” Nothing stated in our Information Statement or our responses to your previous comments would indicate that to be the case.

On September 10, 2015, Union Capital loaned the Company approximately $57,000 in the form of a convertible note. Additionally, Union Capital purchased and consolidated approximately $80,000 of convertible debt from 3 other lenders. To formalize the transactions, The Company had to reserve approximately 350 million authorized shares with the transfer agent which was nearly 100% of the remaining authorized shares not outstanding.

In early November Union Capital was interested in making additional investments. In order to do so however Union Capital needed additional authorized shares to hold in reserve with the transfer agent to adequately protect the investment. Because of the low stock price, the amount of shares needed to cover the reserve and additional follow-on investments.

The Company, on behalf of Union Capital, then contacted a few past investors that also had expressed interest in potentially making additional investments in the Company to see if they agreed it would be in the best interest of everyone to increase the reserves in order to get needed capital into the Company. As they were in agreement, the consent was delivered to the shareholders per Union’s request as well as present and past management. A majority vote was cast per the consents received pursuant to the solicitation of Union Capital to increase the authorized common capital stock of the Company.

2. To the extent you do not file a preliminary proxy statement in response to comment 1 above, please describe the material relationship to the company for each of the other six consenting shareholders as previously requested.

Union Capital, LLC who holds 24,792,000 shares, Larry Glenn, Jr., who holds 29,725,707 shares, Charles Hickle who holds 24,113,768 shares, and Keith King, who holds 8,000,000, are each, in their own individual capacity prior investors in the Company. Per our filed preliminary information statement on Schedule 14C, Timothy Armes owns 129,618,724. Garrett Armes, an employee of the Company and son of Timothy Armes holds 16,945,000 shares. Charles Smith was our previous Chief Financial Officer and holds 1,000,000. No other parties were contacted by the soliciting party or on behalf of the soliciting party. As a result, 7 persons consented to the action requested and solicited for by Union Capital, LLC

Security Ownership of Certain Beneficial Owners and Management, page 4

3. We note your statement in response to prior comment 1 that Union Capital, LLC is the beneficial owner of 5.33% of the issued and outstanding common stock, though Union Capital does not appear in the beneficial ownership table as holding more than five percent of your common stock. Please revise your beneficial ownership table to include this information or advise.

We have reviewed all percentages and we have made the appropriate changes to include all parties holding greater than 5%

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any further questions or comments, please do not hesitate to contact our counsel, William Eilers at 786.273.9152.

Sincerely,

/s/ Timothy Armes

Timothy Armes, CEO

cc: William Eilers, Esq.